Meetinghouse Bancorp, Inc.

Dorchester, Massachusetts 02124

August 8, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                             Meetinghouse Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-180026

Dear Sir or Madame:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Meetinghouse Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Friday, August 10, 2012, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please contact Victor L. Cangelosi, Esq., of Kilpatrick Townsend & Stockton LLP, at 202.508.5854.

Very truly yours,

MEETINGHOUSE BANCORP, INC.

/s/ Anthony A. Paciulli
Anthony A. Paciulli
President and Chief Executive Officer

cc:                                Michael F. Johnson, Securities and Exchange Commission